Filed by: GameStop Corp.

(Commission File No.: 001-32637)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

(and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended)

Subject Company: eBay, Inc.

Commission File No.: 001-37713

Item 1 Explanatory Note: On June 19, 2026, an interview of Ryan Cohen, Chairman and CEO of GameStop Corp., by Piers Morgan was published. An unofficial transcript of the interview is below.

“Piers Morgan: Well, joining us now to react to that interview is Ryan Cohen, the CEO of Gamestop. So Ryan, you were listening there to Andrew. Uh there was a little glimmer of hope. He didn’t think it was impossible, just very difficult. What’s your reaction?

Ryan Cohen: Um, it reminds me of uh the movie Dumb and Dumber where the girl tells Jim Carrey, “What are my He asked, “What are my chances?” And, uh, she says like one in million or something and he says, “So, you’re saying there’s a chance.”

Piers Morgan: I mean, look, Andrew is notwithstanding your little dig uh which I played to him, um, that he doesn’t he didn’t understand it. I think he does understand it and he outlined just now the reasons for his concern and wanting you to really articulate how you thought this would work. I mean do you understand his concerns? Do you do do you do you accept that he you know is pretty expert in this and the the concerns are valid?

Ryan Cohen: Yeah, I mean uh it’s tough. Everything that I’ve done has always been tough. I I uh if you would have looked at what the chances of Chewy to succeed against Amazon, the odds, you know, were very very low and turning around GameStop, if you asked all of Wall Street what they thought uh the business was going to be doing in 2026, when I joined the board, they would have said that the company would have been bankrupt a few times over. So, uh, yeah, this is, uh, it’s tough.

Piers Morgan : There have been reports today saying that you’ve not given up on this, uh, project and you may now take your proposal directly to shareholders for an attempted hostile takeover. Is that true?

Ryan Cohen: I’m definitely not going to give up. It’s uh, I’m not going to stop.

Piers Morgan: So you’re not denying the the report which includes the the proposal potentially direct to shareholders for an attempted hostile takeover. Is that bit true?

Ryan Cohen: Ultimately the owners of the business are the shareholders and the fate of the business is going to be decided by the owners of the business and the vote is going to come down to who they want running the business. Do you want an entrenched management team that’s collecting tens of millions of dollars in risk-free compensation running the business or do you want someone that’s putting all his chips on the table both through GameStop and me personally? And but ultimately, you know, the the management team and the board has all kinds of perverse incentives. Uh, but I’m going to do everything to make sure that ultimately the owners of the business get to make that decision.

Piers Morgan: That doesn’t sound like a denial.

Ryan Cohen: It’s not a denial.

Piers Morgan: Wow. Okay. So, that is news. So, you are seriously considering a hostile takeover.

Ryan Cohen: Going to do whatever we need to do in order to maximize shareholder value for for GameStop. And um we’ve made a a big investment. were one of the largest active shareholders of the business and I love eBay and the business is highly complimentary to GameStop’s business and it’s a business that I personally understand very well and is within my circle of competence. So, we’ll uh we’ll see what happens.

Piers Morgan: Well, it I’ll look forward uh greatly to your next move on that. Just very quickly, SpaceX, you know, we just heard Andrew talking about it, that it’s going to be a rocket launch, but it’s going to have to reach rocket levels uh to justify, I guess, all the hype. What’s your view about it?

Ryan Cohen: I wouldn’t bet against it. I wouldn’t uh I wouldn’t be arrogant enough to to bet against uh to bet against Elon. And um what I find interesting um on all the skeptics on Wall Street is how quickly they are to take the side of the establishment. I don’t know what it is. Maybe they play by the rules. They go on the show. They answer all their questions. They bow down to them. They get together in the Hamptons. I don’t know what it is. But there’s nothing that is more American than risking your own money. And if you end up making money, great. And if you end up losing money, then you lose money. And yet you look at the mainstream media like with uh with GameStop as an example. And it’s almost like everyone is rooting and wants wants to see our demise. And you know, it’s the same thing in this situation too. They want to see us fail. They hope we fail. And doesn’t really make sense to me. It’s anti-American. What we’re doing is tough, but we’re taking on risk. And if you look at the current management team in the board, you’ve got a board of directors that are making hundreds of thousands of dollars a year for attending a few board meetings. You’ve got a management team. You’ve got a CEO in particular that’s making tens of millions of dollars, have never bought a single share of stock on the open market with his own money, and yet why are they so quick to protect and want them to succeed? Like, you know, you talk about like I I watch what you know, wealth inequality and all of these systemic risks and then you have someone that’s taking on a lot of risk and putting a lot of skin in the game. It’s like why do they want us to fail? I don’t understand.

Piers Morgan: You know, I love entrepreneurs. I think they make the world go around. I think that most people are risk averse and play safe in their lives, in their business. And actually, if it wasn’t for people like you and Elon Musk and others, the world would be a very dull place. And sometimes you got to speculate to accumulate. And you may crash and burn. But as we learned in uh in Top Gun, sometimes you will crash and burn, but other times you you’re going to you’re going to win. Uh and I I wouldn’t bet against you either, Ryan.

Piers Morgan: I’ve enjoyed talking to you the few times we’ve done it. I hope we continue to do it. And if you put it off, it’ll be amazing. And if you don’t, well, you had a go.

Ryan Cohen: I appreciate it, Pierce. We’re on the same page.

Piers Morgan: We are. And we will talk again. Ryan, thank you very much.”

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination involving GameStop Corp. (“GameStop”) and eBay, Inc. (“eBay”) that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in GameStop’s definitive proxy statement for the 2026 Annual Meeting of Stockholders to be held July 7, 2026 at 10:00 a.m. CDT, which was filed with the SEC on May  22, 2026 (the “2026 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “Director Nomination Process”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2: Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Offer Letters and Severance/Change in Control Benefits”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Equity Grant Practices”, “Securities Authorized for Issuance Under Equity Compensation Plans”, “Audit Committee Matters”, “Certain Relationships and Related Transactions”, “Proposal 4: Approval of CEO Performance Award”, “Summary of the Proposed CEO Performance Award”, “Reasons for Approval of the CEO Performance Award”, “Market Capitalization Hurdles with Cumulative Performance EBITDA Hurdles Create Real Value for Stockholders”, “Background of the CEO Performance Award”, “Key Terms of the Proposed CEO Performance Award”, “Other Details Regarding the Proposed CEO Performance Award”, “The Compensation Committee’s Assessment of the CEO Performance Award”, “Practical Implications of the CEO Performance Award” and “Appendix A: CEO Performance Award Agreement”. To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2026 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March  24, 2026, which is available here.

As of the date hereof, GameStop directly beneficially owns 4,343,725 shares of common stock of eBay, par value $0.001 per share (the “Common Stock”), and has further entered into the long-side of a series of American-style put/call option transactions (the “Put/Call Pairs”), expiring February 23, 2028, with an unaffiliated financial institution counterparty that provide economic exposure to a further 39,046,658 shares of Common Stock. The Put/Call Pairs were only settleable in cash until such time as GameStop provided the unaffiliated financial institution counterparty with reasonable evidence that all applicable filings had been made and any applicable waiting periods had expired or approvals had been received, as applicable, under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act Condition”). On June 3, 2026, the HSR Act Condition was satisfied, and as a result, GameStop (in the case of the call portion of the Put/Call Pairs) and the unaffiliated financial institution counterparty (in the case of the put portion of the Put/Call Pairs) electing to settle the Put/Call Pairs now have the option, but not the obligation, to elect for physical settlement of the shares of Common Stock underlying such Put/Call Pairs in lieu of cash settlement. GameStop does not have voting power or dispositive power with respect to the shares of Common Stock underlying such Put/Call Pairs unless and until such Put/Call Pairs are physically settled for Common Stock. On May 3, 2026, GameStop delivered to the board of directors of eBay a non-binding proposal to acquire all of the outstanding Common Stock that it does not already own at a price of $125 per share of Common Stock, to be paid in a combination of cash and GameStop common stock. As a result of the foregoing, GameStop may be deemed to have direct or indirect interests with respect to eBay that are in addition to, or different from, those of other eBay shareholders.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this communication has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act); failure to obtain required shareholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.